Proficient Alpha Acquisition Corp.

40 Wall St., 29th floor

New York City, NY 10005

April 5, 2019

Pamela A. Long

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:PROFICIENT ALPHA ACQUISITION CORP

Draft Registration Statement on Form S-1

Submitted February 12, 2019

CIK No. 0001764711

Dear Ms. Long:

Proficient Alpha Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 12, 2019 regarding our Registration Statement on Form S-1 previously submitted on February 12, 2019.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please provide brief disclosure here and full disclosure in the main section on the background of the sponsor and his relationship to management.

In response to the Staff’s comment, we have revised our disclosures on pages 1, 50 and 61 as requested.

Effecting a Business Combination, page 3

2.	We note your reference in the first and third paragraphs on page 4 to the need to obtain the opinion of an independent investment banking firm if the board is unable to independently determine the fair market value of a target business. Please clarify, consistent with disclosure in your risk factor on page 28 entitled “We may not obtain a fairness opinion...,” that you have no obligation to obtain an opinion unless the target business you seek to acquire is affiliated with any of your officers, directors, or sponsors. Please also revise to clarify whether public shareholders will be able to read and rely on such opinion, if it is obtained.

In response to the Staff’s comment, we have revised our disclosures on pages 4, 22, 28, 52, 54 and 67 as requested.

Stockholder approval of, or tender offer in connection with, initial business combination, page 12

3.	We note disclosure that if you hold a meeting to approve a proposed business combination, your sponsor, officers, directors and their affiliates could make purchases of units in the open market or in private transactions, either before or after you have mailed a proxy statement in order to influence the vote. Please revise to clarify how your affiliates will select which shareholders to purchase shares from in any private transaction. Also clarify whether your affiliates will select shareholders who have already submitted votes via proxy or at the meeting. Also revise to discuss how shareholders will be notified of the side purchases, other than on a Current Report on Form 8-K, prior to the closing of your shareholders meeting.

In response to the Staff’s comment, we have revised our disclosures on pages 12 and 55 as requested.

Principal Stockholders, page 65

4.	We note disclosure on your cover page and elsewhere that the “founders’” shares include up to 375,000 shares subject to forfeiture to the extent that the underwriters’ overallotment option is not exercised. We also note that the number of shares owned prior to and after the offering by your sponsor alone is reduced by 375,000 shares. Please describe the assumptions underlying this reduction in the number of shares your sponsor owns, and clarify whether the shares subject to forfeiture are only shares held by the sponsor, or whether there are other parties that also own “founders’ shares” that are subject to forfeiture.

In response to the Staff’s comment, we have revised our disclosures throughout the Registration Statement as requested.

Exclusive Forum Selection, page 70

5.	We note here and in your risk factor on page 30 entitled "Our amended and restated articles of incorporation will provide . . . ," that your forum selection provision identifies the Clark County Business Court of the State of Nevada as the exclusive forum for certain stockholder litigation matters. Please clarify whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Exchange Act and/or the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

In response to the Staff’s comment, we have revised our disclosures on pages 30 and 71 as requested. We will also include such provisions as requested in our amended and restated articles of association which will be effective upon the effectiveness of the Registration Statement.

General

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications, if any, under separate cover. We confirm that potential investors will not retain copies of any such communications.

7.	Please revise footnote 1 to the “Calculation of Registration Fee” table to specify the provision of Rule 457 of the Securities Act of 1933 you relied upon to calculate your registration fee.

In response to the Staff’s comment, we have revised footnote 1 to the “Calculation of Registration Fee” table as requested.

Condensed Statements of Operations for the Period from July 27, 2018 (Inception) through September 30, 2018, page 88

8.	Please revise your next amendment to break out the material components of general and administrative expenses. Please discuss any material trends between periods in Management's Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, we have revised our disclosures on page 88 as requested.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Benjamin Reichel, Esq. at breichel@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kin Sze
Kin Sze Co-Chief Executive Officer, President and Secretary

cc:	Benjamin Reichel, Esq. Ellenoff Grossman & Schole LLP